mwe.com

August 17, 2022

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alex King Asia Timmons-Pierce

Re:	Forafric Global PLC Registration Statement on Form F-1 Filed July 11, 2022 File No. 333-266075

Dear Mr. King:

On behalf of Forafric Global PLC (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 8, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-266075) filed by the Company on July 11, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-266075) (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 5 and 58 of Amendment No. 1.

2.	We note your disclosure of the exercise price of the warrants compared to the market price of the underlying security. Given the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 4, 5, 16 and 33 of Amendment No. 1.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.

Response: In response to the Staff’s comment, the Company has included disclosure on the cover page and on page 5 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 30

4.	Please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has included disclosure on page 32 of Amendment No. 1. The Company is not planning to seek additional capital in the near future.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: In response to the Staff’s comment, the Company has included discussion on the cover page and pages 5 and 33 of Amendment No. 1.

6.	We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price three months after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: In response to the Staff’s comment, the Company counsel has revised its disclosure on pages 33 and 60 of Amendment No. 1.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised disclosure on cover page and pages 5 and 58 of Amendment No. 1.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark Selinger

cc:	Saad Bendid, Chairman